                                                                    Exhibit 99.1

                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
================================================================================
             (thousands of United States Dollars except for share,
                             per share and ton data)

                                                                        For the Three Months Ended
                                                             ------------------------------------------------
                                                              March 31           March 31        December 31
                                                                2003               2002              2002
-------------------------------------------------------------------------------------------------------------
Plate and Coil Tons Produced (thousands)                          660.4              679.8             662.7
-------------------------------------------------------------------------------------------------------------
Finished Tons Shipped (thousands)                                 674.2              749.5             638.7
-------------------------------------------------------------------------------------------------------------

Sales                                                         $ 279,863          $ 271,133         $ 256,083
Cost of sales
   Manufacturing and raw material                               242,162            239,060           213,274
   Amortization of capital assets                                14,566             12,163            11,833
                                                              -----------------------------------------------
                                                                256,728            251,223           225,107
                                                              -----------------------------------------------
Gross income                                                     23,135             19,910            30,976
Selling, research and administration                             12,010             13,748            11,726
                                                              -----------------------------------------------
Operating income                                                 11,125              6,162            19,250
Other expenses
   Non-recurring items                                                -                  -            (6,464)
   Interest on long-term debt                                     5,753              6,345             5,852
   Other interest (income) expense, net                            (168)               311                (8)
   Foreign exchange loss (gain)                                  (1,412)               355              (179)
                                                              -----------------------------------------------
Income (Loss) Before Income Taxes                                 6,952               (849)           20,049
Income Tax Expense (Benefit)                                      2,504               (304)            7,218
                                                              -----------------------------------------------
Net Income (Loss)                                                 4,448               (545)           12,831
Dividends on Preferred Shares, including part VI.I tax            1,463              1,384             1,402
Interest on Subordinated Notes, net of income tax                 1,443              1,443             1,442
                                                              -----------------------------------------------
Net Income (Loss) Attributable to Common Shareholders         $   1,542          $  (3,372)        $   9,987
-------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share       - Basic                $    0.03          $   (0.08)        $    0.21
                                       - Diluted              $    0.03          $   (0.08)        $    0.19
Denominator for Basic Earnings per Common Share (thousands)      47,667             43,214            47,596
Denominator for Diluted Earnings per Common Share (thousands)    47,743             43,214            68,393
-------------------------------------------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
================================================================================
                      (thousands of United States Dollars)

                                                                        For the Three Months Ended
                                                             ------------------------------------------------
                                                              March 31           March 31        December 31
                                                                2003               2002              2002
-------------------------------------------------------------------------------------------------------------
Retained Earnings at Beginning of Period                      $ 494,599          $ 491,777         $ 486,132
   Net Income (Loss)                                              4,448               (545)           12,831
   Dividends on Preferred Shares, including part VI.I tax        (1,463)            (1,384)           (1,402)
   Interest on Subordinated Notes, net of income tax             (1,443)            (1,443)           (1,442)
   Dividends on Common Shares                                    (1,618)            (1,494)           (1,520)
                                                             ------------------------------------------------
Retained Earnings at End of Period                            $ 494,523          $ 486,911         $ 494,599
-------------------------------------------------------------------------------------------------------------

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
================================================================================

 1. The consolidated interim financial statements are unaudited and are based on Canadian generally accepted accounting principles and practices consistent with those used in the preparation of the annual financial statements.

 2. Certain prior period amounts have been reclassified to conform with the current presentation.

 3. The company sold certain of its assets held for sale in the fourth quarter 2002 resulting in a gain of $6,464. The effect on basic earnings per common share was an increase in the fourth quarter 2002 of $0.09.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
================================================================================
                      (thousands of United States Dollars)

                                                                                      For the Three Months Ended
                                                                               -----------------------------------------
                                                                                March 31        March 31     December 31
                                                                                  2003            2002           2002
------------------------------------------------------------------------------------------------------------------------
Cash Derived From (Applied To)
  Operating Activities
    Working capital provided by operations                                     $   23,058     $   18,537      $   18,374
    Changes in working capital                                                     52,324         (3,837)        (50,013)
                                                                               -----------------------------------------
                                                                                   75,382         14,700         (31,639)
------------------------------------------------------------------------------------------------------------------------
  Financing Activities
    Common share dividends                                                         (1,618)        (1,494)         (1,520)
    Issue of common shares, net of issue costs                                          -         90,670               -
    Common shares issued pursuant to share option plan                                  -          1,490           1,011
    Preferred share dividends                                                      (1,366)        (1,294)         (1,315)
    Subordinated notes interest                                                    (4,250)        (4,250)              -
    Issue of long-term debt                                                        10,000         10,000          38,300
    Repayment of long-term debt                                                   (68,000)       (60,000)         (3,300)
                                                                               -----------------------------------------
                                                                                  (65,234)        35,122          33,176
------------------------------------------------------------------------------------------------------------------------
  Investing Activities
    Expenditures for capital assets                                                (3,498)       (18,171)         (3,895)
    Proceeds on sale of assets held for sale                                            -              -           1,466
    Investment                                                                          -         (1,706)              -
                                                                               -----------------------------------------
                                                                                   (3,498)       (19,877)         (2,429)
------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                         52             85             407
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness             6,702         30,030            (485)
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period            22,859          2,492          23,344
                                                                               -----------------------------------------
Cash and Cash Equivalents less Bank Indebtedness at End of Period              $   29,561     $   32,522      $   22,859
------------------------------------------------------------------------------------------------------------------------


                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
================================================================================
                      (thousands of United States Dollars)

                                                                                March 31        March 31     December 31
                                                                                  2003            2002           2002
                                                                               (unaudited)     (unaudited)
------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                    $   29,561     $   32,522      $   22,859
  Accounts receivable less allowance                                              154,200        146,828         153,752
  Inventories                                                                     249,358        215,361         255,410
  Other                                                                             2,425          2,252           2,847
  Future income taxes                                                              38,843         43,720          41,402
                                                                               -----------------------------------------
                                                                                  474,387        440,683         476,270
------------------------------------------------------------------------------------------------------------------------
Non-Current Assets
  Capital and other                                                             1,146,388      1,165,836       1,146,456
  Future income taxes                                                             128,456         80,093         121,586
                                                                               -----------------------------------------
                                                                                1,274,844      1,245,929       1,268,042
------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                   $1,749,231     $1,686,612      $1,744,312
------------------------------------------------------------------------------------------------------------------------

Current Liabilities
  Accounts payable and accrued charges                                         $  172,450     $  153,485      $  136,072
  Current portion of long-term debt                                                35,386         21,100          35,386
                                                                               -----------------------------------------
                                                                                  207,836        174,585         171,458
------------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
  Long-term debt                                                                  288,777        336,825         342,202
  Deferred pension liability                                                            -              1               -
  Future income taxes                                                             150,026        103,306         143,229
                                                                               -----------------------------------------
                                                                                  438,803        440,132         485,431
------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Preferred shares                                                                 98,594         98,545          98,553
  Common shares                                                                   351,311        348,323         351,311
  Subordinated notes                                                              102,125        102,125         104,250
  Retained earnings                                                               494,523        486,911         494,599
  Cumulative translation adjustment                                                56,039         35,991          38,710
                                                                               -----------------------------------------
                                                                                1,102,592      1,071,895       1,087,423
------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                     $1,749,231     $1,686,612      $1,744,312
------------------------------------------------------------------------------------------------------------------------

                                  TONS SHIPPED
================================================================================
                                   (thousands)

                                                   For the Three Months Ended
                                             -----------------------------------
                                             March 31    March 31    December 31
                                               2003        2002          2002
--------------------------------------------------------------------------------
  Discrete Plate and Coil                       312.6       368.9          341.7
  Cut Plate                                     141.2       139.2          119.7
                                             -----------------------------------
Total Steel Mill Products                       453.8       508.1          461.4
--------------------------------------------------------------------------------
  Energy Tubulars                               145.3       107.4          105.3
  Large Diameter Tubulars                        11.4        62.5           15.0
  Non-Energy Tubulars                            63.7        71.5           57.0
                                             -----------------------------------
Total Tubular Products                          220.4       241.4          177.3
--------------------------------------------------------------------------------
Total Shipments                                 674.2       749.5          638.7
--------------------------------------------------------------------------------

                     NON-GAAP FINANCIAL MEASURES (unaudited)
================================================================================
          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Operating income per ton is defined as operating income divided by finished tons shipped.

                                                                                                    For the Three Months Ended
                                                                                             ---------------------------------------
                                                                                              March 31     March 31     December 31
                                                                                                2003         2002           2002
------------------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of cash derived from (applied to) operating activities to EBITDA (Canadian and U.S. GAAP):

Cash derived from (applied to) operating activities                                          $  75,382    $  14,700       $ (31,639)
Changes in working capital                                                                     (52,324)       3,837          50,013
Current income tax expense (benefit)                                                              (485)      (7,278)          5,229
Interest expense, net                                                                            5,585        6,656           5,844
Gain on sale of assets held for sale                                                                 -            -           6,464
Other                                                                                           (1,055)          55           1,815
                                                                                             ---------------------------------------
EBITDA (Canadian GAAP)                                                                          27,103       17,970          37,726
US GAAP adjustments relating to:
   Sale and leaseback                                                                            3,471        3,471           3,471
   Natural gas hedge                                                                              (166)        (166)            300
                                                                                             ---------------------------------------
EBITDA (US GAAP)                                                                             $  30,408    $  21,275       $  41,497
                                                                                             ---------------------------------------
Operating Income Per Ton                                                                     $      17    $       8       $      30

Annualized Return on Common Shareholders' Equity                                                    -3%           1%              1%
------------------------------------------------------------------------------------------------------------------------------------